DIRECT DIRECT FAX EMAIL	Howard Groedel Partner 216.583.7118 216.583.7119 hgroedel@ubglaw.com

October 15, 2024

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruari Regan and David Link

Office of Real Estate & Construction

Re:	Range Impact, Inc. Amendment No. 1 to Annual Report on Form 10-K Amendment No. 1 to Quarterly Report on Form 10-Q Filed August 8, 2024 File No. 000-53832

BOCA RATON CHICAGO CINCINNATI CLAYTON, MO CLEVELAND COLUMBUS, OH NEW YORK SO. ILLINOIS ST. LOUIS WASHINGTON, DC UBGLAW.COM	Ladies and Gentlemen:

This letter is submitted on behalf of Range Impact, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 1 to Annual Report on Form 10-K and Amendment No. 1 to Quarterly Report on Form 10-Q, both of which were filed on August 8, 2024 (respectively, “Form 10-K/A” and “Form 10-Q/A”), as set forth in your letter dated October 3, 2024 addressed to Michael Cavanaugh, Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Staff’s comment has been reproduced herein with a response to the numbered comment.

The responses provided herein are based upon information provided to UB Greensfelder LLP by the Company.

Amendment No. 1 to Annual Report on Form 10-K:

Mine Safety Disclosure, page 36

1.	We note your response to prior comment 1 that you ceased being the operator of a coal or other mine effective December 29, 2023, and therefore, no disclosures under Item 104 of Regulation S-K were required in filings for periods after such date. Please reconcile this response with your disclosure in your Form 10-Q, filed August 14, 2024, regarding your statement that Range Minerals subcontracted mining activities and that on May 1, 2024, Range Minerals contracted with a mining contractor at the Fola mining site in West Virginia. It appears, based on these disclosures that you continue to conduct mining activities. Please provide the Mine Safety Disclosure required by Item 4 in Part II of Form 10-Q or explain how you concluded such disclosure is not required.

1660 West 2nd Street Suite 1100 Cleveland, OH 44113-1406	FIRM 216.583.7000	FAX 216.583.7001

United States Securities and Exchange Commission

October 15, 2024

RESPONSE: In response to the Staff’s comment, on October 15, 2024, the Company filed (i) Form 10-Q/A Amendment No. 2 for the quarterly period ending March 31, 2024 and (ii) a Form 10-Q/A for the quarterly period ending June 30, 2024, disclosing in Item 4 in Part II of both filings the information required by Item 104 of Regulation S-K.

Form 10-Q/A filed August 8, 2024

Restatement of Previously Reported Financial Statements, page 13

2.	We note that you reported a significant restatement to your reported Cost of Services as of March 31, 2024. Please clarify to us how you evaluated the current report requirements under Item 4.02 of Form 8-K or file any required current reports as needed.

RESPONSE: We acknowledge the Staff’s comment. We further acknowledge that the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the Company to file a report on Form 8-K upon the occurrence of any one or more events specified in the items in Sections 1-6 and 9 of that form, including Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review. The Company inadvertently failed to file a timely current report as required by Form 8-K. On October 15, 2024, the Company filed a Form 8-K disclosing the information required by Item 4.02.

Very truly yours,

/s/ Howard Groedel
Howard Groedel